UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ACE AVIATION HOLDINGS INC.
(Name of Subject Corporation (issuer))

ACE AVIATION HOLDINGS INC. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Class A Variable Voting Share (Title of Class of Securities)	Class B Voting Shares (Title of Class of Securities)

00440P201 (CUSIP Number of Class of Securities	00440P102 (CUSIP Number of Class of Securities)

ACE Aviation Holdings Inc.
Attention: Brian Dunne, Executive Vice President and Chief Financial Officer
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2
(514) 205-7856
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$1,500,000,000	$46,050

(1)  Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase for not more than Cdn$1,500,000,000 a combined aggregate of up to 54,151,624 Class A variable voting shares and Class B voting shares of ACE Aviation Holdings Inc. at a price of $27.70 (Cdn$27.70) per share in cash and is calculated based on the inverse of the noon buying rate of Canadian dollars in the city of New York on December 3, 2007 as certified for customs purposes by the Federal Reserve Bank of New York (US$1 = Cdn$1.0000).

(2)  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.

☑            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $46,050
Form or Registration No.:        Schedule TO
Filing Party:                             ACE Aviation Holdings Inc.
Date Filed:                               December 6, 2007

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.
☑            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO in connection with the offer by ACE Aviation Holdings Inc., a Canadian corporation ("ACE" or the "Corporation") to the holders of its Class A variable voting shares and Class B voting shares (together, the "Shares") to purchase up to an aggregate amount of Cdn$1,500,000,000 of Shares at a price not less than Cdn$27.70 and not more than Cdn$30.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2007 (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the “Circular”), and the related Letters of Transmittal which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer." This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

All information in the Offer to Purchase and Circular which was previously filed as Exhibit (a)(1)(A) on Schedule TO, is incorporated herein by reference in response to all applicable items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

1.  The sub-section "Determination of Validity" of the Offer to Purchase under the section "Procedure for Depositing Shares" is hereby amended and supplemented as follows:

The first sentence of the first paragraph in this section is deleted and replaced with the following:

 "All questions as to the number of Shares to be taken up, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares, will be determined by the Corporation, in its sole discretion, which determination will be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding in a court of competent jurisdiction or as required by law."

2.  The section "Other Terms of the Offer" of the Offer to Purchase is hereby amended and supplemented as follows:

Sub-paragraph (d) of this section is deleted and replaced with the following:

" ACE, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares, except as otherwise finally determined in a subsequent judicial proceeding in a court of competent jurisdiction or as required by law."

3.  The heading "Certain Conditions of the Offer" in the Offer to Purchase is hereby amended and supplemented as follows:

The word "Certain" is deleted from the heading.

4.  The section "Certain Conditions of the Offer" of the Offer to Purchase is hereby amended and supplemented as follows:

The second last paragraph in this section is deleted and replaced with the following:

" The foregoing conditions are for the sole benefit of the Corporation and may be asserted by the Corporation regardless of the circumstances giving rise to any such conditions, or may be waived by the Corporation, in whole or in part if not satisfied on or prior to the Expiration Date. The failure by the Corporation at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; and the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances."

5.  The section "ACE Aviation Holdings Inc. – Incorporation by Reference" of the Circular  is hereby amended and supplemented as follows:

The last sentence of the third last paragraph of this section is hereby deleted in its entirety.

6.  The Summary Term Sheet in the Offer to Purchase, the section "Purchase Price" of the Offer to Purchase, and the related Letters of Transmittal, are hereby amended and supplemented as follows:

The following sentence is added at the end of the first paragraph under "Summary Term Sheet – What will the purchase price of the Shares be?" at page i of the Offer to Purchase; at the end of the second paragraph of the section "Purchase Price" at page 2 of the Offer to Purchase; at the end of the third paragraph on page 4 of the Letter of Transmittal set forth as Exhibit (a)(1)(B) to this Tender Offer Statement on Schedule TO; and at the end of the fourth full paragraph on page 4 of the Letter of Transmittal set forth as Exhibit (a)(1)(C) to this Tender Offer Statement on Schedule TO:

"A tender of Shares by means of a Purchase Price Tender may result in a lower Purchase Price being received than if such Shares had been tendered by means of an Auction Tender."

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 6, 2007 and the accompanying Issuer Bid Circular.*
(a)(1)(B)	Letter of Transmittal to Deposit Class A variable voting shares and Class B voting shares.*
(a)(1)(C)	Letter of Transmittal to Deposit convertible preferred shares.*
(a)(1)(D)	Notice of Guaranteed Delivery for Deposit of Class A variable voting shares and Class B voting shares.*
(a)(1)(E)	Notice of Guaranteed Delivery for Deposit of convertible preferred shares.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)	None.
(c)	Not applicable.
(d)(1)	ACE Stock Option Plan, as amended, dated March 27, 2007.*
(d)(2)	Form of Stock Option Agreement.*
(d)(3)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.*
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	Not applicable.

* Previously filed with the Corporation's Schedule TO on December 6, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Dunne
Name:	Brian Dunne
Title:	Executive Vice President and Chief Financial Officer
Date:	December 26, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 6, 2007 and the accompanying Issuer Bid Circular.*
(a)(1)(B)	Letter of Transmittal to Deposit Class A variable voting shares and Class B voting shares.*
(a)(1)(C)	Letter of Transmittal to Deposit convertible preferred shares.*
(a)(1)(D)	Notice of Guaranteed Delivery for Deposit of Class A variable voting shares and Class B voting shares.*
(a)(1)(E)	Notice of Guaranteed Delivery for Deposit of convertible preferred shares.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)	None.
(c)	Not applicable.
(d)(1)	ACE Stock Option Plan, as amended, dated March 27, 2007.*
(d)(2)	Form of Stock Option Agreement.*
(d)(3)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.*
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	Not applicable.

* Previously filed with the Corporation's Schedule TO on December 6, 2007.